Exhibit 99.1

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Half-Year Ended 31 December 2024

		Consolidated
	Note	31 December 2024	31 December 2023
		A$	A$

Other income/(loss)
Foreign exchange movement on financial liability	9	(373,786)	(35,932)
Interest income		22,404	173,536
Fair value loss on investments	6	(127,768)	(450,646)
Gain from sale of investments	5	6,934,776	51,464
(Loss)/gain on derivative liabilities	9	(4,904,252)	28,967
Foreign exchange (loss)/gain		3,433,371	(1,549,439)
Impairment and equity method loss of Snow Lake Resources	5	(3,211,587)	(5,525,314)

Total other income/(loss)		1,773,158	(7,307,364)

Expenses
Administration expenses		(2,877,538)	(1,240,671)
Contractors & consultants		(1,144,221)	(256,609)
Share based payments	16	1,261,489	(96,655)
Sale of investment costs	5	(325,339)	-
Amortization of financial liability	3	(324,962)	55,192
Finance costs	3	(327,324)	(348,433)
Total expenses		(3,737,895)	(1,887,176)

Loss before income tax expense		(1,964,737)	(9,194,540)

Income tax expense		-	-

Loss after income tax expense for the half-year		(1,964,737)	(9,194,540)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		3,245,220	(1,542,897)

Other comprehensive income/(loss) for the half-year, net of tax		3,245,220	(1,542,897)

Total comprehensive income/(loss) for the half-year		1,280,483	(10,737,437)

Loss for the half-year is attributable to:
Non-controlling interest		(41,972)	(51,229)
Owners of Nova Minerals Limited		(1,922,765)	(9,143,311)

		(1,964,737)	(9,194,540)

Total comprehensive income/(loss) for the half-year is attributable to:
Non-controlling interest		456,780	(286,168)
Owners of Nova Minerals Limited		823,703	(10,451,269)

		1,280,483	(10,737,437)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

1

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Half-Year Ended 31 December 2024

		A$	A$

Basic earnings per share	15	(0.01)	(0.04)
Diluted earnings per share	15	(0.01)	(0.04)

The above unaudited condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

2

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Financial Position

As of 31 December 2024

		Consolidated
	Note	31 December 2024	30 June 2024
		A$	A$

Assets

Current assets
Cash and cash equivalents		4,085,606	3,149,909
Trade and other receivables	4	10,613,173	328,794
Total current assets		14,698,779	3,478,703

Non-current assets
Investment in associate	5	-	7,104,167
Other financial assets	6	1,876,848	1,929,321
Property, plant and equipment	7	2,508,247	2,616,080
Exploration and evaluation	8	101,356,406	92,117,750
Total non-current assets		105,741,501	103,767,318

Total assets		120,440,280	107,246,021

Liabilities

Current liabilities
Trade and other payables		735,522	1,804,042
Convertible note	9	6,852,514	1,405,990
Total current liabilities		7,588,036	3,210,032

Non-current liabilities
Convertible note	9	5,808,733	5,652,257
Total non-current liabilities		5,808,733	5,652,257

Total liabilities		13,396,769	8,862,289

Net assets		107,043,511	98,383,732

Equity
Issued capital	10	152,432,465	143,972,570
Foreign currency reserves		6,675,482	3,928,914
Share based-payment reserves	11	7,981,298	9,061,897
Accumulated losses		(68,190,899)	(66,268,134)
Equity attributable to the owners of Nova Minerals Limited		98,898,346	90,695,247
Non-controlling interest	12	8,145,165	7,688,485

Total equity		107,043,511	98,383,732

The above unaudited condensed consolidated statement of financial position should be read in conjunction with the accompanying notes

3

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Half-Year Ended 31 December 2024

	Issued	Share based payments	Foreign currency	Accumulated	Non-controlling	Total
	capital	reserves	reserves	losses	interest	equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

Loss after income tax expense for the half-year	-	-	-	(9,143,311)	(51,229)	(9,194,540)
Other comprehensive (loss) for the half-year, net of tax	-	-	(1,307,958)	-	(234,939)	(1,542,897)

Total comprehensive (loss) for the half-year	-	-	(1,307,958)	(9,143,311)	(286,168)	(10,737,437)

Transactions with owners in their capacity as owners:
Share options expense for period (note 16)	-	401,582	-	-	-	401,582
Performance rights expense for period (note 16)	-	(304,927)	-	-	-	(304,927)

Balance at 31 December 2023	142,986,671	8,822,883	2,567,347	(59,128,334)	7,500,616	102,749,183

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

4

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Half-Year Ended 31 December 2024

	Issued	Share based payments	Foreign currency	Accumulated	Non-controlling	Total
	Capital	reserves	reserves	losses	interest	equity
Consolidated	A$	A$	A$	A$	A$	A$

Balance at 1 July 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

Loss after income tax expense for the half-year	-	-	-	(1,922,765)	(41,972)	(1,964,737)
Other comprehensive income/(loss) for the half-year, net of tax	-	-	2,746,568	-	498,652	3,245,220

Total comprehensive income/(loss) for the half-year	-	-	2,746,568	(1,922,765)	456,680	1,280,483

Transactions with owners in their capacity as owners:
Issue of shares for cash note 10	8,472,091	-	-	-	-	8,472,091
Exercise of options (note 10)	1,250,083	-	-	-	-	1,250,083
Shares issued for services	323,395	-	-	-	-	323,395
Share issue costs (note 16)	(1,404,784)	-	-	-	-	(1,404,784)
Broker options (note 16)	(180,890)	180,890	-	-	-	-
Options expense (note 16)	-	(1,261,489)	-	-	-	(1,261,489)

Balance at 31 December 2024	152,432,465	7,981,298	6,675,482	(68,190,899)	8,145,165	107,043,511

The above unaudited condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes

5

Nova Minerals Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the Half-Year Ended 31 December 2024

	Consolidated
	31 December 2024	31 December 2023
	A$	A$

Cash flows from operating activities
Payments to suppliers and employees (inclusive of GST)	(4,022,008)	(1,152,842)
Interest received	22,404	173,535
Finance charges	(326,930)	(293,049)

Net cash used in operating activities	(4,326,534)	(1,272,356)

Cash flows from investing activities
Payments for property, plant and equipment	(51,223)	(237,829)
Payments for exploration and evaluation	(3,424,302)	(10,523,508)
Convertible note in Asra Minerals Limited	-	125,000
Payments to acquire investments	-	(1,071,058)
Proceeds from disposal of Investments	-	51,464

Net cash used in investing activities	(3,475,525)	(11,655,931)

Cash flows from financing activities
Proceeds from issue of shares	8,472,091	-
Capital Raising Costs	(1,337,535)	-
Proceeds from exercise of options and warrants	1,250,083	-
Proceeds from borrowings	100,000	-

Net cash from financing activities	8,484,639,	-

Net increase/(decrease) in cash and cash equivalents	682,580,961	(12,928,287)
Cash and cash equivalents at the beginning of the financial half-year	3,149,909	19,240,707
Effects of exchange rate changes on cash and cash equivalents	253,1178,736	(84,191)

Cash and cash equivalents at the end of the financial half-year	4,085,606	6,228,229

The above unaudited condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes

6

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

7

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 1. Material accounting policy information

These general purpose financial statements for the interim half-year reporting period ended 31 December 2024 have been prepared in accordance with IAS 34 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2024 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

Foreign Currency Translation

The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

New or Amended Accounting Standards and Interpretations Adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Going Concern

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

For the period ended 31 December 2024, the Company incurred a net loss after tax of A$1,964,737 and utilized cash in operating and investing activities of A$4,326,534 and A$3,475,525   respectively. The Company also received net cash from financing activities totaling A$8,484,639 during the period. The ability to continue as a going concern and realize its exploration asset is dependent on a number of factors, the most significant of which is obtaining additional funding to complete the exploration activities.

These factors indicate a material uncertainty which may cast significant doubt as to whether the Company will continue as a going concern and therefore whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

The directors have reviewed the Companies overall position and outlook in respect of the matters identified above and are of the opinion that the use of the going concern basis is appropriate in the circumstances for the following reasons:

●	The Company has cash resources of A$4,085,606 as at 31 December 2024.

●	The Company has net assets of A$107,043,511 as at 31 December 2024.

●	The Company received the cash net cash proceeds from the sale of its investment in Snow Lake Resources of A$10,502,017 on 3 January 2024.

●	The Company received further proceeds of $1,342,331 from the exercise of Nasdaq warrants during January 2025.

●	Nebari converted the full outstanding balance of its convertible loan of US$5.42 million into ordinary shares of the Company on 14 January 2025, meaning the Company is now debt free and no longer has any external party required financial covenants it needs to comply with.

●	The Company is in the advanced stages of potentially securing a grant from the U.S. Department of Defense for its antimony projects.

●	The Company has the ability to scale back its exploration activities should funding not be available to continue exploration at its current levels; and

●	The Company has listed investments that can be realized as needed to support the company’s cash flows

The financial report does not include any adjustments relating to the amounts or classification of recorded assets or liabilities that might be necessary if the company and Group does not continue as a going concern.

Note 2. Operating segments

Operating segment information is disclosed on the same basis as information used for internal reporting purposes by the Board of Directors.

At regular intervals, the board is provided management information for the Company’s cash position, the carrying values of exploration permits and Company cash forecast for the next twelve months of operation. On this basis, the board considers the consolidated entity operates in one segment being exploration of minerals and two geographical areas, being Australia and United States.

Geographical information

	Interest income		Geographical non-current assets
	31 December 2024	31 December 2023	31 December 2024	30 June 2024
	A$	A$	A$	A$

Australia	22,404	173,290	383,305	511,073
Canada	-	-	-	7,104,167
United States	-	246	105,358,196	96,152,078

	22,404	173,536	105,741,501	103,767,318

8

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 3. Expenses

	Consolidated
	31 December 2024	31 December 2023
	A$	A$

Loss before income tax includes the following specific expenses :

Depreciation	263,003	255,811
Superannuation	459	554

	263,462	256,365

Corporate and consultants	1,144,221	256,609

Finance costs
Finance charges	327,324	348,433
Amortization of financial liability	324,962	(55,192)

Finance costs expensed	652,286	293,241

Note 4. Trade and other receivables

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Current assets
Other receivable	-	104,868
Share sale proceeds awaiting settlement Note 5 (1)	10,502,017	-
	10,502,017	104,868

Prepayments	81,077	288,987
GST receivable/payable	30,079	(65,061)

	10,613,173	328,794

(1)	The A$10,502,017 presents the proceeds awaiting settlement for the 6,600,000 Snow Lake shares that were sold.

9

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 5. Investment in associate

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Non-current assets
Investment in Snow Lake Resources	-	7,104,167

Reconciliation
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial half-year are set out below:

Opening carrying amount	7,104,167	16,767,507
Gain on sale of Snow Lake Resources investment	6,934,776	-
Disposal of Snow Lake Resources investment	(10,502,017)	-
	-
Impairment and Equity Method Loss of Snow Lake Resources	(3,211,587)	(9,663,340)
Sale of investment costs	(325,339)	-

Closing carrying amount	-	7,104,167

As of 31 December 2024, Nova Minerals owns 0% of Snow Lake Resources due to sale of 6,600,000 shares during the period   .

As of 30 June 2024, Nova Minerals owned   25.6% of Snow Lake Resources

Note 6. Other financial assets

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Non-current assets
Investments in Asra Minerals Limited at fair value	383,305	511,073
Investment in Alaska Asia Clean Energy Corp at fair value	205,887	205,887
Loans granted to related parties	62,226	62,226
Loan to Alaska Asia Clean Energy Corp	1,225,430	1,150,135

	1,876,848	1,929,321

10

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 6. Other financial assets (continued)

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Reconciliation Investments at fair value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	716,960	1,425,911
Addition
Asra Minerals Shares	-	125,000
AX8 Shares	-	51,464
Gain on disposal

AX8 Shares	-	(51,464)
Movement in fair value
Asra Minerals Shares	(127,768)	(787,443)
Asra Minerals ASROB options	-	(46,508)

Closing fair value	589,192	716,960

The Investment in Asra Minerals Limited comprises shares and options held by the group measured at fair value. The group shareholding in Asra Minerals comprises 5.52%   ownership.

Note 7. Property, plant and equipment

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Non-current assets
Plant and equipment - at cost	4,643,268	4,385,521
Less: Accumulated depreciation	(2,135,021)	(1,769,441)

	2,508,247	2,616,080

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Opening balance	2,616,080	3,025,170
Additions	11,822	176,113
Foreign exchange movement	143,378	7,182
Depreciation expense	(263,033)	(592,385)

Closing balance	2,508,247	2,616,080

All property plant and equipment stated under the historical cost convention.

11

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 8. Exploration and evaluation

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Non-current assets
Exploration and evaluation expenditure	101,356,406	92,117,750

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Opening balance	92,117,750	81,070,075
Additions	3,216,828	10,974,263
Revaluation due to foreign exchange	6,021,828	73,312

Closing balance	101,356,406	92,117,650

Note 9. Convertible note

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Current liabilities
Financial Derivative Liability	5,922,664	384,500
Financial Liability	929,850	1,021,490

	6,852,514	1,405,990

Non-current liabilities
Financial Liability	5,808,733	5,652,257

	12,661,247	7,058,247

12

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 9. Convertible note (continued)

Reconciliations

Reconciliation of the convertible note from 30 June 2024 to 31 December 2024 is set out below:

	31 December 2024	30 June 2024
	$A	$A

The initial recognition of the financial liability and derivative was:
Financial Derivative Liability	384,500	250,921
Financial Liability	6,673,747	6,281,411
	7,058,247	6,532,332

Movement
Loss/(Gain) on financial derivative	4,904,252	(624,654)
Amortization of financial liability	324,962	577,961
Financial liability movement	-	428,333
Foreign exchange movement	373,786	226,908
Option fee	-	(82,633)

	12,661,247	7,058,247

On September 19, 2024, Nova entered into a Variation Agreement (the “September 2024 Variation Agreement”)   with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement which were approved by shareholders at the Annual General Meeting of the Company held on November 14, 2024, are that Nova has the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29 2026, and the conversion price of the facility was reduced to A$0.25. On December 20, 2024, Nova gave notice to take up the option to extend the repayment date of the facility to November 29, 2026. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring Nova to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000.

Due to the extension of the term on the loan facility, reduction financial covenant and conversion price it was determined to be a substantial modification, in accordance with IFRS 9, resulting in the previous financial instruments associated to being extinguished and a new financial instrument being recognized at fair value.

Note 10. Issued capital

	Consolidated
	31 December 2024	31 December 2024	30 June 2024	30 June 2024
	Shares	A$	Shares	A$

Issued capital	278,943,573	160,392,165	215,056,881	150,346,596
Share issue costs	-	(7,959,700)	-	(6,374,026)

	278,943,573	152,432,465	215,056,881	143,972,570

	31 December 2024	31 December 2024	30 June 2024	30 June 2024
Ordinary share - issued and fully paid	Shares	A$	Shares	A$

At the beginning of the period	215,056,881	143,972,570	210,889,961	142,986,671
- Contributions of equity	56,880,000	8,472,091	4,166,669	1,000,005
- Shares issued on conversion of options	5,414,220	1,250,083	251	176
- Shares issued for services rendered	1,592,472	323,395	-	-
- Share issue costs - share based payments note 16	-	(180,890)	-	-
- Share issue costs - cash payments	-	(1,404,784)	-	(14,282)

Closing balance	278,943,573	152,432,465	215,056,881	143,972,570

13

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 10. Issued capital (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorized capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital Risk Management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Note 11. Share based-payment reserves

	Consolidated
	31 December 2024	30 June 2024
	A$	A$
Share based payment reserve	7,981,298	9,061,897

Share-based payments reserve

The reserve is used to recognize the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in share-based payment reserves

Movements in each class of reserve during the current financial half-year are set out below:

	Consolidated

	31 December 2024	30 June 2024
Consolidated	A$	A$

Opening balance	9,061,897	8,726,228
Options expense in period (note 16)	(1,261,489)	798,798
Performance expense in period (note 16)	-	(463,129)
Broker Options (note 16)	180,890	-

	7,981,298	9,061,897

Note 12. Non-controlling interest

	Consolidated
	31 December 2024	30 June 2024
	A$	A$

Issued capital	7,357,911	7,357,911
Reserves	1,191,675	693,023
Accumulated losses	(404,421)	(362,449)

	8,145,165	7,688,485

As of the 31 December 2024 the non-controlling interest is 15% (June 2024: 15%) equity holding in AKCM Pty Ltd.

14

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 13. Fair value measurement

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 31 December 2024	A$	A$	A$	A$

Assets
Investments at fair value	383,305	205,887	-	589,192
Total assets	383,305	205,887	-	589,192

Liabilities
Financial Derivative Liability		5,922,664-	-	5,922,664
Total liabilities		5,922,664-	-	5,922,664

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2024	A$	A$	A$	A$

Assets
Investments at fair value	511,073	205,887	-	716,960
Total assets	511,073	205,887	-	716,960

Liabilities
Financial Derivative Liability		384,500-	-	384,500
Total liabilities		394,500-	-	384,500

Valuation Techniques

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Derivative financial instruments have been valued using quoted market rates.

This valuation technique maximizes the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Note 14. Contingent liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 31 December 2024 and 30 June 2024.

15

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 15. Earnings/(Loss) per share

	Consolidated
	31 December 2024	31 December 2023
	A$	A$

Loss after income tax	(1,964,737)	(9,194,540)
Non-controlling interest	41,972	51,229

Loss after income tax	(1,922,765)	(9,143,311)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	256,181,097	210,889,961

Weighted average number of ordinary shares used in calculating diluted earnings per share	256,181,097	210,889,961

	A$	A$

Basic earnings per share	(0.01)	(0.04)
Diluted earnings per share	(0.01)	(0.04)

- As of the 31 December 2023 there were 30,154,335 outstanding unlisted options that would be included in the diluted calculation.

- As of the 31 December 2024 there were 38,744,282   outstanding unlisted options that would be included in the diluted calculation.

Note 16. Share-based payments

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the period the following share-based payments have been recognized:

16

Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 16. Share-based payments (continued)

Share-based payments

During the period, the following share-based payments have been expensed J:

	Consolidated
	31 December 2024	31 December 2023
	A$	A$

Recognized in profit & loss :
Director options (1)	(867,273)	276,088
Consultant options (1)	(394,216)	125,494
Total options granted	(1,261,489)	401,582

Performance rights	-	(304,927)

Total	(1,261,489)	96,655

	Consolidated
	31 December 2024	31 December 2023
	A$	A$

Recognised in equity:
Broker Options on or before 25 July 2028 (2)	112,792	-
Broker Options on or before 24 September 2029 (3)	68,098	-

	180,890	-

Options Expense

For the options granted during the current financial half-year, the valuation model inputs used to determine the fair value at the grant date, are as follows:

1) During the period, the directors reassessed the valuation of the options in light of the vesting conditions and determined that a revaluation of the options was necessary  .

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Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 16. Share-based payments (continued)

Recognized in equity:

	2. Broker Options	3. Broker Options

Recognized in	Equity	Equity
Grant date	24/07/2024	24/09/2024
Number of options issued	1,425,000 (23,750 Nasdaq equivalent)	1,419,000 (23,650 Nasdaq equivalent)
Expiry date	25/07/2028	25/03/2029
Vesting date	24/07/2024	24/09/2024
Share price at grant date	6.92 (USD)	5 (USD)
Exercise Price	10.37 (USD)	9.80 (USD)
Expected Volatility	85%	85%
Risk-Free Interest Rate	4.12%	3.49%
Trinomial step	200	200
Early exercise factor	2	2
Underlying fair value at grant date	2.85 (USD)	1.97 (USD)
Fair Value	74,386 (USD)	23,650 (USD)
Fair Value	112,792 (AUD)	68,098 (AUD)

Option Movement 31 December 2024

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 31 December 2024 half year period

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Total

On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	(13,614,264)	-
On or before 16 January 2026	0.91	1,714,286	-	-	-	1,714,286
On or before 30 June 2025	1.00	216	-	-	-	216
On or before 25 July 2029 (Quoted in the USA) *	7.50	-	31,350,000	(5,414,220)	-	25,935,780
On or before 25 July 2028 (Unquoted in USA) *	10.37	-	1,425,000	-	-	1,425,000
On or before 24 September 2029 (Unquoted in USA) *	9.80	-	1,419,000	-	-	1,419,000
Total	-	23,578,766	34,194,000	(5,414,220)	(13,614,264)	38,744,282

* Nasdaq options are quoted on a 60 to 1 basis

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Nova Minerals Limited

Unaudited Condensed Notes to the Consolidated Financial Statements

For the Half-Year Ended 31 December 2024

Note 17. Events after the reporting period

The following events have occurred subsequent to the period end:

●	The Company announced high grade soil samples at the Stibium prospect with 35 gold soil samples > 1 g/t Au and a high of 25.6 g/t Au, and 10 antimony soil samples > 0.1% Sb with a high of 2.8% Sb.
●	The Company announced further high grade gold surface samples were also discovered at the Wombat prospect in quartz veining with 7 rock samples > 2 g/t Au and a high of 360 g/t Au.
●	The Company announced the results from the surface samples collected in the regional RPM area with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km.
●	The Company announced that it had received a further ~ US$0.83M (A$1.34M) in NASDAQ warrants conversion proceeds.
●	The Company announced that Nebari Gold Fund 1, LLP converted the full outstanding balance of the Nebari convertible loan note of US$5.42M (A$8.75M) into ordinary shares in the Company at A$0.25c per share in accordance with the terms of the Nebari Note, which was approved by shareholders at the Company’s Annual General Meeting held on 14 November 2024. With the conversion, which resulted in the Company issuing Nebari with 35,007,644 shares on 13 January 2025, the Company is now debt free and funded to progress its gold and antimony assets.

No other matter or circumstance has arisen since 31 December 2024 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

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